February 8, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attention: Division of Investment Management

Re: Rule 17g-1 Filing
    John Hancock Funds II
    File No. 333-126293/811-21779

Dear Sirs:

     On behalf of John Hancock Funds II, (the "Trust"), a registered open-end management investment company, we enclose herewith for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940:

(i) a copy of the Trust's executed Financial Institution bond, bond number 8191 03 90, issued by Chubb Insurance Company/Federal Insurance Company;

(ii) a copy of the resolution adopted by a majority of the Board of Trustees who are not "interested persons' of the Trust on March 30 -31, 2006 approving such bond;

(iii) a copy of the agreement between the investment company and all of the other name insured entered into pursuant to paragraph (f) of Regulation 17g-1; and

(iv) a statement showing the amount of the single insured bond which the Trust would have provided and maintained had it not been named as an insured under a joint insured bond, and a statement as to the period for which premiums have been paid, pursuant to paragraph (g)(1)(c) and (d) of Regulation 17g-1.

     If you have any questions, please call me at (617) 663-4204.

Sincerely,


/s/ George M. Boyd
-------------------------------------
George M. Boyd
Assistant Secretary

Enclosures

Attachment (i) - Fidelity Bond

(CHUBB LOGO)

PREMIUM BILL

Bond Period April 29, 2006 to April 29, 2007

Bond Number 8191 03 90

Insured     John Hancock Trust, John Hancock Funds II and John Hancock
            Funds III

Date Issued May 18, 2006

Producer    Marsh Canada Limited
            Toronto, Ontario

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY

     Please Send Payment To Agent or Broker

COVERAGE                                      PREMIUM
--------                                   -------------
Investment Company Asset Protection Bond   $72,000. U.S.

WHEN SENDING PAYMENT PLEASE INDICATE POLICY OR CERTIFICATE NUMBER.

NOTE: PLEASE RETURN THIS BILL WITH PAYMENT AND INCLUDE ANY ADDITIONAL CHANGES.

(CHUBB LOGO)

CHUBB GROUP OF INSURANCE COMPANIES              DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 MOUNTAIN VIEW ROAD, WARREN, NEW JERSEY 70059 COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):   Bond Number: 8191 03 90

John Hancock Trust, John Hancock Funds II and   FEDERAL INSURANCE COMPANY
John Hancock Funds III

601 Congress Street                             Incorporated under the laws of
Boston, Massachusetts                           New Jersey a stock insurance
02110-2805                                      company herein called the
                                                COMPANY

ITEM 1. BOND PERIOD: from 12:01 a.m. on April 29, 2006
                     to   12:01 a.m. on April 29, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

     If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE
     1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                     DEDUCTIBLE
INSURING CLAUSE                               LIMIT OF LIABILITY       AMOUNT
---------------                               ------------------   --------------
1.  Employee Coverage                          $10,000,000. U.S.              NIL
2.  Premises Coverage                          $10,000,000. U.S.   $100,000. U.S.
3.  Transit Coverage                           $10,000,000. U.S.   $100,000. U.S.
4.  Forgery or Alteration                      $10,000,000. U.S.   $100,000. U.S.
5.  Extended Forgery Coverage (Securities)     $10,000,000. U.S.   $100,000. U.S.
6.  Counterfeit Currency                       $10,000,000. U.S.   $100,000. U.S.
7.  Threats to Persons Coverage                $ 5,000,000. U.S.   $100,000. U.S.
8.  Computer Systems Coverage                  $10,000,000. U.S.   $100,000. U.S.
9.  Voice Initiated Transaction Coverage       $10,000,000. U.S.   $100,000. U.S.
10. Uncollectible Items of Deposit Coverage    $10,000,000. U.S.   $100,000. U.S.
11. Audit Expense Coverage                     $   100,000. U.S.              NIL
12. Stop Payment Order                         $   500,000. U.S.   $ 10,000. U.S
13. Unauthorized Signatures Coverage           $ 1,000,000. U.S.   $100,000. U.S.

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1 to 4

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


                                        /s/ Ellen J. Moore
Toronto, Ontario May 18, 2006           ----------------------------------------
Issued at        Date                   PRESIDENT


ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                           Page 1 of 1

(CHUBB LOGO)

                                 The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee                         1.   Loss resulting directly from LARCENY or
                                      EMBEZZLEMENT committed by any EMPLOYEE,
                                      alone or in collusion with others.

On Premises                      2.   Loss of PROPERTY resulting directly from
                                      robbery, burglary, false pretenses, common
                                      law or statutory larceny, misplacement,
                                      mysterious unexplainable disappearance,
                                      damage, destruction or removal, from the
                                      possession, custody or control of the
                                      ASSURED, while such PROPERTY is lodged or
                                      deposited at premises located anywhere.

In Transit                       3.   Loss of PROPERTY resulting directly from
                                      common law or statutory larceny,
                                      misplacement, mysterious unexplainable
                                      disappearance, damage or destruction,
                                      while the PROPERTY is in transit anywhere:

                                      a.   in an armored motor vehicle,
                                           including loading and unloading
                                           thereof,

                                      b.   in the custody of a natural person
                                           acting as a messenger of the ASSURED,
                                           or

                                      c.   in the custody of a TRANSPORTATION
                                           COMPANY and being transported in a
                                           conveyance other than an armored
                                           motor vehicle provided, however, that
                                           covered PROPERTY transported in such
                                           manner is limited to the following:

                                           (1)  written records,

                                           (2)  securities issued in registered
                                                form, which are not endorsed or
                                                are restrictively endorsed, or

                                           (3)  negotiable instruments not
                                                payable to bearer, which are not
                                                endorsed or are restrictively
                                                endorsed.

                                      Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

INSURING CLAUSES

Forgery Or Alteration

                                 4.   Loss resulting directly from:

                                      a.   FORGERY on, or fraudulent material
                                           alteration of, any bills of exchange,
                                           checks, drafts, acceptances,
                                           certificates of deposits, promissory
                                           notes, due bills, money orders,
                                           orders upon public treasuries,
                                           letters of credit, other


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                          Page 1 of 19

(CHUBB LOGO)

                                           written promises, orders or
                                           directions to pay sums certain in
                                           money, or receipts for the withdrawal
                                           of PROPERTY, or

Forgery Or Alteration
(continued)                           b.   transferring, paying or delivering
                                           any funds or other PROPERTY, or
                                           establishing any credit or giving any
                                           value in reliance on any written
                                           instructions, advices or applications
                                           directed to the ASSURED authorizing
                                           or acknowledging the transfer,
                                           payment, delivery or receipt of funds
                                           or other PROPERTY, which
                                           instructions, advices or applications
                                           fraudulently purport to bear the
                                           handwritten signature of any customer
                                           of the ASSURED, or shareholder or
                                           subscriber to shares of an INVESTMENT
                                           COMPANY, or of any financial
                                           institution or EMPLOYEE but which
                                           instructions, advices or applications
                                           either bear a FORGERY or have been
                                           fraudulently materially altered
                                           without the knowledge and consent of
                                           such customer, shareholder,
                                           subscriber, financial institution or
                                           EMPLOYEE;

                                      excluding, however, under this INSURING
                                      CLAUSE any loss covered under INSURING
                                      CLAUSE 5. of this Bond, whether or not
                                      coverage for INSURING CLAUSE 5. is
                                      provided for in the DECLARATIONS of this Bond.

                                      For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery                 5.   Loss resulting directly from the ASSURED
                                      having, in good faith, and in the ordinary
                                      course of business, for its own account or
                                      the account of others in any capacity:

                                      a.   acquired, accepted or received, sold
                                           or delivered, or given value,
                                           extended credit or assumed liability,
                                           in reliance on any original
                                           SECURITIES, DOCUMENTS OR OTHER
                                           WRITTEN INSTRUMENTS which prove to:

                                           (1)  bear a FORGERY or a fraudulently
                                                material alteration,

                                           (2)  have been lost or stolen, or

                                           (3)  be COUNTERFEIT, or

                                      b.   guaranteed in writing or witnessed
                                           any signatures on any transfer,
                                           assignment, bill of sale, power of
                                           attorney, guarantee, endorsement or
                                           other obligation upon or in
                                           connection with any SECURITIES,
                                           DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS.

                                      Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS
                                      OR OTHER WRITTEN INSTRUMENTS by an
                                      EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the
                                      ASSURED is a condition precedent to the
                                      ASSURED having relied on such items.
                                      Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

                                      For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money                6.   Loss resulting directly from the receipt
                                      by the ASSURED in good faith of any


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                          Page 2 of 19

(CHUBB LOGO)

                                      COUNTERFEIT money.

INSURING CLAUSES
(continued)

Threats To Person                7.   Loss resulting directly from surrender of
                                      PROPERTY away from an office of the
                                      ASSURED as a result of a threat
                                      communicated to the ASSURED to do bodily
                                      harm to an EMPLOYEE as defined in Section
                                      1.e. (1), (2) and (5), a RELATIVE or
                                      invitee of such EMPLOYEE, or a resident of
                                      the household of such EMPLOYEE, who is, or
                                      allegedly is, being held captive provided,
                                      however, that prior to the surrender of
                                      such PROPERTY:

                                      a.   the EMPLOYEE who receives the threat
                                           has made a reasonable effort to
                                           notify an officer of the ASSURED who
                                           is not involved in such threat, and

                                      b.   the ASSURED has made a reasonable
                                           effort to notify the Federal Bureau
                                           of Investigation and local law
                                           enforcement authorities concerning
                                           such threat.

                                      It is agreed that for purposes of this
                                      INSURING CLAUSE, any EMPLOYEE of the
                                      ASSURED, as set forth in the preceding
                                      paragraph, shall be deemed to be an
                                      ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

Computer System                  8.   Loss resulting directly from fraudulent:

                                      a.   entries of data into, or

                                      b.   changes of data elements or programs
                                           within,

                                      a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                           (1)  funds or other property to be
                                                transferred, paid or delivered,

                                           (2)  an account of the ASSURED or of
                                                its customer to be added,
                                                deleted, debited or credited, or

                                           (3)  an unauthorized account or a
                                                fictitious account to be debited
                                                or credited.

Voice Initiated Funds            9.   Loss resulting directly from VOICE
Transfer Instruction                  INITIATED FUNDS TRANSFER INSTRUCTION
                                      directed to the ASSURED authorizing the
                                      transfer of dividends or redemption
                                      proceeds of INVESTMENT COMPANY shares from
                                      a CUSTOMER'S account, provided such VOICE
                                      INITIATED FUNDS TRANSFER INSTRUCTION was:

                                      a.   received at the ASSURED'S offices by
                                           those EMPLOYEES of the ASSURED
                                           specifically authorized to receive
                                           the VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION,


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                          Page 3 of 19

(CHUBB LOGO)

                                      b.   made by a person purporting to be a
                                           CUSTOMER, and

                                      c.   made by said person for the purpose
                                           of causing the ASSURED or CUSTOMER to
                                           sustain a loss or making an improper
                                           personal financial gain for such
                                           person or any other person.

INSURING CLAUSES

Voice Initiated Funds                 In order for coverage to apply under this
Transfer Instruction                  INSURING CLAUSE, all VOICE INITIATED FUNDS
(Continued)                           TRANSFER INSTRUCTIONS must be received and
                                      processed in accordance with the
                                      Designated Procedures outlined in the
                                      APPLICATION furnished to the COMPANY.

Uncollectible Items of           10.  Loss resulting directly from the ASSURED
Deposit                               having credited an account of a customer,
                                      shareholder or subscriber on the faith of
                                      any ITEMS OF DEPOSIT which prove to be
                                      uncollectible, provided that the crediting
                                      of such account causes:

                                      a.   redemptions or withdrawals to be
                                           permitted,

                                      b.   shares to be issued, or

                                      c.   dividends to be paid,

                                      from an account of an INVESTMENT COMPANY.

                                      In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold
                                      ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                                      ITEMS OF DEPOSIT shall not be deemed
                                      uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense                    11.  Expense incurred by the ASSURED for that
                                      part of the cost of audits or examinations
                                      required by any governmental regulatory
                                      authority or self-regulatory organization
                                      to be conducted by such authority,
                                      organization or their appointee by reason
                                      of the discovery of loss sustained by the
                                      ASSURED and covered by this Bond.

GENERAL AGREEMENTS

Additional Companies             A.   If more than one corporation, or
Included As Assured                   INVESTMENT COMPANY, or any combination of
                                      them is included as the ASSURED herein:

                                      (1)  The total liability of the COMPANY
                                           under this Bond for loss or losses
                                           sustained by any one or more or all
                                           of them shall not exceed the limit
                                           for which the COMPANY would be liable
                                           under this Bond if all such loss were
                                           sustained by any one of them.

                                      (2)  Only the first named ASSURED shall be
                                           deemed to be the sole agent of


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                          Page 4 of 19

(CHUBB LOGO)

                                           the others for all purposes under
                                           this Bond, including but not limited
                                           to the giving or receiving of any
                                           notice or proof required to be given
                                           and for the purpose of effecting or
                                           accepting any amendments to or
                                           termination of this Bond. The COMPANY
                                           shall furnish each INVESTMENT COMPANY
                                           with a copy of the Bond and with any
                                           amendment thereto, together with a
                                           copy of each formal filing of claim
                                           by any other named ASSURED and
                                           notification of the terms of the
                                           settlement of each such claim prior
                                           to the execution of such settlement.

GENERAL AGREEMENTS
(continued)

Additional Companies Included         (3)  The COMPANY shall not be responsible
As Assured                                 for the proper application of any
                                           payment made hereunder to the first
                                           named ASSURED.

                                      (4)  Knowledge possessed or discovery made
                                           by any partner, director, trustee,
                                           officer or supervisory employee of
                                           any ASSURED shall constitute
                                           knowledge or discovery by all the
                                           ASSUREDS for the purposes of this
                                           Bond.

                                      (5)  If the first named ASSURED ceases for
                                           any reason to be covered under this
                                           Bond, then the ASSURED next named on
                                           the APPLICATION shall thereafter be
                                           considered as the first named ASSURED
                                           for the purposes of this Bond.

Representation Made By Assured   B.   The ASSURED represents that all
                                      information it has furnished in the
                                      APPLICATION for this Bond or otherwise is
                                      complete, true and correct. Such
                                      APPLICATION and other information
                                      constitute part of this Bond.

                                      The ASSURED must promptly notify the
                                      COMPANY of any change in any fact or
                                      circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                      Any intentional misrepresentation,
                                      omission, concealment or incorrect
                                      statement of a material fact, in the
                                      APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or            C.   If the ASSURED, other than an INVESTMENT
Employees - Consolidation,            COMPANY, while this Bond is in force,
Merger Or Purchase Or                 merges or consolidates with, or purchases
Acquisition Of Assets Or              or acquires assets or liabilities of
Liabilities - Notice To               another institution, the ASSURED shall not
Company                               have the coverage afforded under this Bond
                                      for loss which has:

                                      (1)  occurred or will occur on premises,
                                           or

                                      (2)  been caused or will be caused by an
                                           employee, or

                                      (3)  arisen or will arise out of the
                                           assets or liabilities,

                                      of such institution, unless the ASSURED.

                                      a.   gives the COMPANY written notice of
                                           the proposed consolidation, merger or
                                           purchase or acquisition of assets or
                                           liabilities prior to the proposed


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                          Page 5 of 19

(CHUBB LOGO)

                                           effective date of such action, and

                                      b.   obtains the written consent of the
                                           COMPANY to extend some or all of the
                                           coverage provided by this Bond to
                                           such additional exposure, and

                                      c.   on obtaining such consent, pays to
                                           the COMPANY an additional premium.

GENERAL AGREEMENTS
(Continued)

Change Of Control-Notice To      D.   When the ASSURED learns of a change in
Company                               control (other than in an INVESTMENT
                                      COMPANY), as set forth in Section 2(a) (9)
                                      of the Investment Company Act of 1940, the
                                      ASSURED shall within sixty (60) days give
                                      written notice to the COMPANY setting
                                      forth:

                                      (1)  the names of the transferors and
                                           transferees (or the names of the
                                           beneficial owners if the voting
                                           securities are registered in another
                                           name),

                                      (2)  the total number of voting securities
                                           owned by the transferors and the
                                           transferees (or the beneficial
                                           owners), both immediately before and
                                           after the transfer, and

                                      (3)  the total number of outstanding
                                           voting securities.

                                      Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys'       E.   The COMPANY will indemnify the ASSURED for
Fees                                  court costs and reasonable attorneys' fees
                                      incurred and paid by the ASSURED in
                                      defense, whether or not successful,
                                      whether or not fully litigated on the
                                      merits and whether or not settled, of any
                                      claim, suit or legal proceeding with
                                      respect to which the ASSURED would be
                                      entitled to recovery under this Bond.
                                      However, with respect to INSURING CLAUSE
                                      1., this Section shall only apply in the
                                      event that:

                                      (1)  an EMPLOYEE admits to being guilty of
                                           LARCENY OR EMBEZZLEMENT,

                                      (2)  an EMPLOYEE is adjudicated to be
                                           guilty of LARCENY OR EMBEZZLEMENT, or

                                      (3)  in the absence of 1 or 2 above, an
                                           arbitration panel agrees, after a
                                           review of an agreed statement of
                                           facts between the COMPANY and the
                                           ASSURED, that an EMPLOYEE would be
                                           found guilty of LARCENY OR
                                           EMBEZZLEMENT if such Employee were
                                           prosecuted.

                                      The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                          Page 6 of 19

(CHUBB LOGO)

                                      The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                      If the COMPANY declines to defend the
                                      ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                      If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE
                                      AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

GENERAL AGREEMENTS

Court Costs And Attorneys'            If the amount demanded in any such suit or
Fees (Continued)                      legal proceeding is in excess of the LIMIT
                                      OF LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS for the applicable INSURING
                                      CLAUSE, the COMPANY'S liability for court
                                      costs and attorney's fees incurred in
                                      defending all or part of such suit or
                                      legal proceedings is limited to the
                                      proportion of such court costs and
                                      attorney's fees incurred that the LIMIT OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS for the applicable INSURING
                                      CLAUSE bears to the total of the amount
                                      demanded in such suit or legal proceeding.

                                      If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
                                      INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE
                                      AMOUNT, bears to the total amount
                                      demanded.

                                      Amounts paid by the COMPANY for court
                                      costs and attorneys' fees shall be in
                                      addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

CONDITIONS AND LIMITATIONS

Definitions                      1.   As used in this Bond:

                                      a.   COMPUTER SYSTEM means a computer and
                                           all input, output, processing,
                                           storage, off-line media libraries,
                                           and communication facilities which
                                           are connected to the computer and
                                           which are under the control and
                                           supervision of the operating
                                           system(s) or application(s) software
                                           used by the ASSURED.

                                      b.   COUNTERFEIT means an imitation of an
                                           actual valid original which is
                                           intended to deceive and be taken as
                                           the original.

                                      c.   CUSTODIAN means the institution
                                           designated by an INVESTMENT COMPANY


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                          Page 7 of 19

(CHUBB LOGO)

                                           to maintain possession and control of
                                           its assets.

                                      d.   CUSTOMER means an individual,
                                           corporate, partnership, trust
                                           customer, shareholder or subscriber
                                           of an INVESTMENT COMPANY which has a
                                           written agreement with the ASSURED
                                           for VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION.

                                      e.   EMPLOYEE means:

                                           (1)  an officer of the ASSURED,

                                           (2)  a natural person while in the
                                                regular service of the ASSURED
                                                at any of the ASSURED'S premises
                                                and compensated directly by the
                                                ASSURED through its payroll
                                                system and subject to the United
                                                States Internal Revenue Service
CONDITIONS AND LIMITATIONS                      Form W-2 or equivalent income
                                                reporting plans of other
Definitions                                     countries, and whom the ASSURED
                                                has the right to control and
                                                direct both as to the result to
                                                be accomplished and details and
                                                means by which such result is
                                                accomplished in the performance
                                                of such service,

                                           (3)  a guest student pursuing studies
                                                or performing duties in any of
                                                the ASSURED'S premises,

                                           (4)  an attorney retained by the
                                                ASSURED and an employee of such
                                                attorney while either is
                                                performing legal services for
                                                the ASSURED,

                                           (5)  a natural person provided by an
                                                employment contractor to perform
                                                employee duties for the ASSURED
                                                under the ASSURED'S supervision
                                                at any of the ASSURED'S
                                                premises,

                                           (6)  an employee of an institution
                                                merged or consolidated with the
                                                ASSURED prior to the effective
                                                date of this Bond,

                                           (7)  a director or trustee of the
                                                ASSURED, but only while
                                                performing acts within the scope
                                                of the customary and usual
                                                duties of any officer or other
                                                employee of the ASSURED or while
                                                acting as a member of any
                                                committee duly elected or
                                                appointed to examine or audit or
                                                have custody of or access to
                                                PROPERTY of the ASSURED, or

                                           (8)  each natural person, partnership
                                                or corporation authorized by
                                                written agreement with the
                                                ASSURED to perform services as
                                                electronic data processor of
                                                checks or other accounting
                                                records related to such checks
                                                but only while such person,
                                                partnership or corporation is
                                                actually performing such
                                                services and not:

                                                a.   creating, preparing,
                                                     modifying or maintaining
                                                     the ASSURED'S computer
                                                     software or programs, or

                                                b.   acting as transfer agent or
                                                     in any other agency
                                                     capacity in issuing checks,
                                                     drafts or securities for
                                                     the ASSURED,


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                          Page 8 of 19

(CHUBB LOGO)

                                           (9)  any partner, officer or employee
                                                of an investment advisor, an
                                                underwriter (distributor), a
                                                transfer agent or shareholder
                                                accounting recordkeeper, or an
                                                administrator, for an INVESTMENT
                                                COMPANY while performing acts
                                                coming within the scope of the
                                                customary and usual duties of an
                                                officer or employee of an
                                                INVESTMENT COMPANY or acting as
                                                a member of any committee duly
                                                elected or appointed to examine,
                                                audit or have custody of or
                                                access to PROPERTY of AN
                                                INVESTMENT COMPANY.

                                                The term EMPLOYEE shall not
                                                include any partner, officer or
                                                employee of a transfer agent,
                                                shareholder accounting
                                                recordkeeper or administrator:

                                                a.   which is not an "affiliated
                                                     person" (as defined in
                                                     Section 2(a) of the
                                                     Investment Company Act of
                                                     1940) of an INVESTMENT
                                                     COMPANY or of the
                                                     investment advisor or
                                                     underwriter (distributor)
                                                     of such INVESTMENT COMPANY,
                                                     or

CONDITIONS AND LIMITATIONS

Definitions (continued)                         b.   which is a "bank" (as
                                                     defined in Section 2(a) of
                                                     the Investment Company Act
                                                     of 1940).

                                                     This Bond does not afford
                                                     coverage in favor of the
                                                     employers of persons as set
                                                     forth in e. (4), (5) and
                                                     (8) above, and upon payment
                                                     to the ASSURED by the
                                                     COMPANY resulting directly
                                                     from LARCENY OR
                                                     EMBEZZLEMENT committed by
                                                     any of the partners,
                                                     officers or employees of
                                                     such employers, whether
                                                     acting alone or in
                                                     collusion with others, an
                                                     assignment of such of the
                                                     ASSURED'S rights and causes
                                                     of action as it may have
                                                     against such employers by
                                                     reason of such acts so
                                                     committed shall, to the
                                                     extent of such payment, be
                                                     given by the ASSURED to the
                                                     COMPANY, and the ASSURED
                                                     shall execute all papers
                                                     necessary to secure to the
                                                     COMPANY the rights provided
                                                     for herein.

                                                Each employer of persons as set
                                                forth in e.(4), (5) and (8)
                                                above and the partners, officers
                                                and other employees of such
                                                employers shall collectively be
                                                deemed to be one person for all
                                                the purposes of this Bond;
                                                excepting, however, the fifth
                                                paragraph of Section 13.

                                                Independent contractors not
                                                specified in e.(4), (5) or (8)
                                                above, intermediaries, agents,
                                                brokers or other representatives
                                                of the same general character
                                                shall not be considered
                                                EMPLOYEES.

                                      f.   FORGERY means the signing of the name
                                           of another natural person with the
                                           intent to deceive but does not mean a
                                           signature which consists in whole or
                                           in part of one's own name, with or
                                           without authority, in any capacity
                                           for any purpose.

                                      g.   INVESTMENT COMPANY means any
                                           investment company registered under
                                           the Investment Company Act of 1940
                                           and listed under the NAME OF ASSURED
                                           on the DECLARATIONS.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                          Page 9 of 19

(CHUBB LOGO)

                                      h.   ITEMS OF DEPOSIT means one or more
                                           checks or drafts drawn upon a
                                           financial institution in the United
                                           States of America.

                                      i.   LARCENY OR EMBEZZLEMENT means larceny
                                           or embezzlement as defined in Section
                                           37 of the Investment Company Act of
                                           1940.

                                      j.   PROPERTY means money, revenue and
                                           other stamps; securities; including
                                           any note, stock, treasury stock,
                                           bond, debenture, evidence of
                                           indebtedness, certificate of deposit,
                                           certificate of interest or
                                           participation in any profit-sharing
                                           agreement, collateral trust
                                           certificate, preorganization
                                           certificate or subscription,
                                           transferable share, investment
                                           contract, voting trust certificate,
                                           certificate of deposit for a
                                           security, fractional undivided
                                           interest in oil, gas, or other
                                           mineral rights, any interest or
                                           instruments commonly known as a
                                           security under the Investment Company
                                           Act of 1940, any other certificate of
                                           interest or participation in,
CONDITIONS AND LIMITATIONS                 temporary or interim certificate for,
                                           receipt for, guarantee of, or warrant
Definitions (continued)                    or right to subscribe to or purchase
                                           any of the foregoing; bills of
                                           exchange; acceptances; checks;
                                           withdrawal orders; money orders;
                                           travelers' letters of credit; bills
                                           of lading; abstracts of title;
                                           insurance policies, deeds, mortgages
                                           on real estate and/or upon chattels
                                           and interests therein; assignments of
                                           such policies, deeds or mortgages;
                                           other valuable papers, including
                                           books of accounts and other records
                                           used by the ASSURED in the conduct of
                                           its business (but excluding all
                                           electronic data processing records);
                                           and, all other instruments similar to
                                           or in the nature of the foregoing in
                                           which the ASSURED acquired an
                                           interest at the time of the ASSURED'S
                                           consolidation or merger with, or
                                           purchase of the principal assets of,
                                           a predecessor or which are held by
                                           the ASSURED for any purpose or in any
                                           capacity and whether so held
                                           gratuitously or not and whether or
                                           not the ASSURED is liable therefor.

                                      k.   RELATIVE means the spouse of an
                                           EMPLOYEE or partner of the ASSURED
                                           and any unmarried child supported
                                           wholly by, or living in the home of,
                                           such EMPLOYEE or partner and being
                                           related to them by blood, marriage or
                                           legal guardianship.

                                      l.   SECURITIES, DOCUMENTS OR OTHER
                                           WRITTEN INSTRUMENTS means original
                                           (including original counterparts)
                                           negotiable or non-negotiable
                                           instruments, or assignments thereof,
                                           which in and of themselves represent
                                           an equitable interest, ownership, or
                                           debt and which are in the ordinary
                                           course of business transferable by
                                           delivery of such instruments with any
                                           necessary endorsements or
                                           assignments.

                                      m.   SUBSIDIARY means any organization
                                           that, at the inception date of this
                                           Bond, is named in the APPLICATION or
                                           is created during the BOND PERIOD and
                                           of which more than fifty percent
                                           (50%) of the outstanding securities
                                           or voting rights representing the
                                           present right to vote for election of
                                           directors is owned or controlled by
                                           the ASSURED either directly or
                                           through one or more of its
                                           subsidiaries.

                                      n.   TRANSPORTATION COMPANY means any
                                           organization which provides its own
                                           or its leased vehicles for
                                           transportation or which provides
                                           freight forwarding


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                         Page 10 of 19

(CHUBB LOGO)

                                           or air express services.

                                      o.   VOICE INITIATED ELECTION means any
                                           election concerning dividend options
                                           available to INVESTMENT COMPANY
                                           shareholders or subscribers which is
                                           requested by voice over the
                                           telephone.

                                      p.   VOICE INITIATED REDEMPTION means any
                                           redemption of shares issued by an
                                           INVESTMENT COMPANY which is requested
                                           by voice over the telephone.

                                      q.   VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION means any VOICE INITIATED
                                           REDEMPTION or VOICE INITIATED
                                           ELECTION.

                                      For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

CONDITIONS AND LIMITATIONS

General Exclusions -             2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable to All                     COVER:
Insuring Clauses
                                      a.   loss not reported to the COMPANY in
                                           writing within sixty (60) days after
                                           termination of this Bond as an
                                           entirety;

                                      b.   loss due to riot or civil commotion
                                           outside the United States of America
                                           and Canada, or any loss due to
                                           military, naval or usurped power, war
                                           or insurrection. This Section 2.b.,
                                           however, shall not apply to loss
                                           which occurs in transit in the
                                           circumstances recited in INSURING
                                           CLAUSE 3., provided that when such
                                           transit was initiated there was no
                                           knowledge on the part of any person
                                           acting for the ASSURED of such riot,
                                           civil commotion, military, naval or
                                           usurped power, war or insurrection;

                                      c.   loss resulting from the effects of
                                           nuclear fission or fusion or
                                           radioactivity;

                                      d.   loss of potential income including,
                                           but not limited to, interest and
                                           dividends not realized by the ASSURED
                                           or by any customer of the ASSURED;

                                      e.   damages of any type for which the
                                           ASSURED is legally liable, except
                                           compensatory damages, but not
                                           multiples thereof, arising from a
                                           loss covered under this Bond;

                                      f.   costs, fees and expenses incurred by
                                           the ASSURED in establishing the
                                           existence of or amount of loss under
                                           this Bond, except to the extent
                                           covered under INSURING CLAUSE 11.;

                                      g.   loss resulting from indirect or
                                           consequential loss of any nature;

                                      h.   loss resulting from dishonest acts by
                                           any member of the Board of Directors
                                           or Board of Trustees of the ASSURED
                                           who is not an EMPLOYEE, acting


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                         Page 11 of 19

(CHUBB LOGO)

                                           alone or in collusion with others;

                                      i.   loss, or that part of any loss,
                                           resulting solely from any violation
                                           by the ASSURED or by any EMPLOYEE:

                                           (1)  of any law regulating:

                                                a.   the issuance, purchase or
                                                     sale of securities,

                                                b.   securities transactions on
                                                     security or commodity
                                                     exchanges or the over the
                                                     counter market,

                                                c.   investment companies,

                                                d.   investment advisors, or

                                           (2)  of any rule or regulation made
                                                pursuant to any such law; or

                                      j.   loss of confidential information,
                                           material or data;

                                      k.   loss resulting from voice requests or
                                           instructions received over the
                                           telephone, provided however, this
                                           Section 2.k. shall not apply to
                                           INSURING CLAUSE 7. or 9.

CONDITIONS AND LIMITATIONS

Specific Exclusions -            3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clause 1.                             a.   loss caused by an EMPLOYEE, provided,
                                           however, this Section 3.a. shall not
                                           apply to loss covered under INSURING
                                           CLAUSE 2. or 3. which results
                                           directly from misplacement,
                                           mysterious unexplainable
                                           disappearance, or damage or
                                           destruction of PROPERTY;

                                      b.   loss through the surrender of
                                           property away from premises of the
                                           ASSURED as a result of a threat:

                                           (1)  to do bodily harm to any natural
                                                person, except loss of PROPERTY
                                                in transit in the custody of any
                                                person acting as messenger of
                                                the ASSURED, provided that when
                                                such transit was initiated there
                                                was no knowledge by the ASSURED
                                                of any such threat, and provided
                                                further that this Section 3.b.
                                                shall not apply to INSURING
                                                CLAUSE 7., or

                                           (2)  to do damage to the premises or
                                                PROPERTY of the ASSURED;

                                      c.   loss resulting from payments made or
                                           withdrawals from any account
                                           involving erroneous credits to such
                                           account;

                                      d.   loss involving ITEMS OF DEPOSIT which
                                           are not finally paid for any reason
                                           provided however, that this Section
                                           3.d. shall not apply to INSURING
                                           CLAUSE 10.;

                                      e.   loss of property while in the mail;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                         Page 12 of 19

(CHUBB LOGO)

                                      f.   loss resulting from the failure for
                                           any reason of a financial or
                                           depository institution, its receiver
                                           or other liquidator to pay or deliver
                                           funds or other PROPERTY to the
                                           ASSURED provided further that this
                                           Section 3.f. shall not apply to loss
                                           of PROPERTY resulting directly from
                                           robbery, burglary, misplacement,
                                           mysterious unexplainable
                                           disappearance, damage, destruction or
                                           removal from the possession, custody
                                           or control of the ASSURED.

                                      g.   loss of PROPERTY while in the custody
                                           of a TRANSPORTATION COMPANY, provided
                                           however, that this Section 3.g. shall
                                           not apply to INSURING CLAUSE 3.;

                                      h.   loss resulting from entries or
                                           changes made by a natural person with
                                           authorized access to a COMPUTER
                                           SYSTEM who acts in good faith on
                                           instructions, unless such
                                           instructions are given to that person
                                           by a software contractor or its
                                           partner, officer, or employee
                                           authorized by the ASSURED to design,
                                           develop, prepare, supply, service,
                                           write or implement programs for the
                                           ASSURED's COMPUTER SYSTEM; or

                                      i.   loss resulting directly or indirectly
                                           from the input of data into a
                                           COMPUTER SYSTEM terminal, either on
                                           the premises of the customer of the
                                           ASSURED or under the control of such
                                           a customer, by a customer or other
                                           person who had authorized access to
                                           the customer's authentication
                                           mechanism.

CONDITIONS AND LIMITATIONS

Specific Exclusions -            4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clauses 1., 4., And 5.                a.   loss resulting from the complete or
                                           partial non-payment of or default on
                                           any loan whether such loan was
                                           procured in good faith or through
                                           trick, artifice, fraud or false
                                           pretenses; provided, however, this
                                           Section 4.a. shall not apply to
                                           INSURING CLAUSE 8.;

                                      b.   loss resulting from forgery or any
                                           alteration;

                                      c.   loss involving a counterfeit
                                           provided, however, this Section 4.c.
                                           shall not apply to INSURING CLAUSE 5.
                                           or 6.

Limit Of Liability               5.   At all times prior to termination of this
Non-Reduction And                     Bond, this Bond shall continue in force
Non-Accumulation Of Liability         for the limit stated in the applicable
                                      sections of ITEM 2. of the DECLARATIONS,
                                      notwithstanding any previous loss for
                                      which the COMPANY may have paid or be
                                      liable to pay under this Bond provided,
                                      however, that the liability of the COMPANY
                                      under this Bond with respect to all loss
                                      resulting from:

                                      a.   any one act of burglary, robbery or
                                           hold-up, or attempt thereat, in which
                                           no EMPLOYEE is concerned or
                                           implicated, or

                                      b.   any one unintentional or negligent
                                           act on the part of any one person
                                           resulting in damage to or destruction
                                           or misplacement of PROPERTY, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                         Page 13 of 19

(CHUBB LOGO)

                                      c.   all acts, other than those specified
                                           in a. above, of any one person, or

                                      d.   any one casualty or event other than
                                           those specified in a., b., or c.
                                           above, shall be deemed to be one loss
                                           and shall be limited to the
                                           applicable LIMIT OF LIABILITY stated
                                           in ITEM 2. of the DECLARATIONS of
                                           this Bond irrespective of the total
                                           amount of such loss or losses and
                                           shall not be cumulative in amounts
                                           from year to year or from period to
                                           period.

                                      All acts, as specified in c. above, of any one person which

                                      i.   directly or indirectly aid in any way
                                           wrongful acts of any other person or
                                           persons, or

                                      ii.  permit the continuation of wrongful
                                           acts of any other person or persons
                                           whether such acts are committed with
                                           or without the knowledge of the
                                           wrongful acts of the person so aided,
                                           and whether such acts are committed
                                           with or without the intent to aid
                                           such other person, shall be deemed to
                                           be one loss with the wrongful acts of
                                           all persons so aided.

Discovery                        6.   This Bond applies only to loss first
                                      discovered by an officer of the ASSURED
                                      during the BOND PERIOD. Discovery occurs
                                      at the earlier of an officer of the
                                      ASSURED being aware of:

                                      a.   facts which may subsequently result
                                           in a loss of a type covered by this
                                           Bond, or

CONDITIONS AND LIMITATIONS

Discovery (Continued)                 b.   an actual or potential claim in which
                                           it is alleged that the ASSURED is
                                           liable to a third party,

                                      regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof -      7.   a.   The ASSURED shall give the COMPANY
Legal Proceedings Against                  notice thereof at the earliest
Company                                    practicable moment, not to exceed
                                           sixty (60) days after discovery of
                                           loss, in an amount that is in excess
                                           of 50% of the applicable DEDUCTIBLE
                                           AMOUNT, as stated in ITEM 2. of the
                                           DECLARATIONS.

                                      b.   The ASSURED shall furnish to the
                                           COMPANY proof of loss, duly sworn to,
                                           with full particulars within six (6)
                                           months after such discovery.

                                      c.   Securities listed in a proof of loss
                                           shall be identified by certificate or
                                           bond numbers, if issued with them.

                                      d.   Legal proceedings for the recovery of
                                           any loss under this Bond shall not be
                                           brought prior to the expiration of
                                           sixty (60) days after the proof of
                                           loss is filed with the COMPANY or
                                           after the expiration of twenty-four
                                           (24) months from the discovery of
                                           such loss.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                         Page 14 of 19

(CHUBB LOGO)

                                      e.   This Bond affords coverage only in
                                           favor of the ASSURED. No claim, suit,
                                           action or legal proceedings shall be
                                           brought under this Bond by anyone
                                           other than the ASSURED.

                                      f.   Proof of loss involving VOICE
                                           INITIATED FUNDS TRANSFER INSTRUCTION
                                           shall include electronic recordings
                                           of such instructions.

Deductible Amount                8.   The COMPANY shall not be liable under any
                                      INSURING CLAUSES of this Bond on account
                                      of loss unless the amount of such loss,
                                      after deducting the net amount of all
                                      reimbursement and/or recovery obtained or
                                      made by the ASSURED, other than from any
                                      Bond or policy of insurance issued by an
                                      insurance company and covering such loss,
                                      or by the COMPANY on account thereof prior
                                      to payment by the COMPANY of such loss,
                                      shall exceed the DEDUCTIBLE AMOUNT set
                                      forth in ITEM 3. of the DECLARATIONS, and
                                      then for such excess only, but in no event
                                      for more than the applicable LIMITS OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS.

                                      There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
                                      sustained by any Investment Company.

Valuation                        9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                      The value of any loss of PROPERTY
                                      consisting of books of account or other
                                      records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

CONDITIONS AND LIMITATIONS

Valuation (continued)                 The value of any loss of PROPERTY other
                                      than books of account or other records
                                      used by the ASSURED in the conduct of its
                                      business, for which a claim is made shall
                                      be determined by the average market value
                                      of such PROPERTY on the business day
                                      immediately preceding discovery of such
                                      loss provided, however, that the value of
                                      any PROPERTY replaced by the ASSURED with
                                      the consent of the COMPANY and prior to
                                      the settlement of any claim for such
                                      PROPERTY shall be the actual market value
                                      at the time of replacement.

                                      In the case of a loss of interim
                                      certificates, warrants, rights or other
                                      securities, the production of which is
                                      necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                      OTHER PROPERTY

                                      The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                         Page 15 of 19

(CHUBB LOGO)

Securities Settlement            10.  In the event of a loss of securities
                                      covered under this Bond, the COMPANY may,
                                      at its sole discretion, purchase
                                      replacement securities, tender the value
                                      of the securities in money, or issue its
                                      indemnity to effect replacement
                                      securities.

                                      The indemnity required from the ASSURED
                                      under the terms of this Section against
                                      all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                      a.   for securities having a value less
                                           than or equal to the applicable
                                           DEDUCTIBLE AMOUNT - one hundred
                                           (100%) percent;

                                      b.   for securities having a value in
                                           excess of the DEDUCTIBLE AMOUNT but
                                           within the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT bears to the value
                                           of the securities;

                                      c.   for securities having a value greater
                                           than the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT and portion in
                                           excess of the applicable LIMIT OF
                                           LIABILITY bears to the value of the
                                           securities.

                                      The value referred to in Section 10.a.,
                                      b., and c. is the value in accordance with
                                      Section 9, VALUATION, regardless of the
                                      value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                      The COMPANY is not required to issue its
                                      indemnity for any portion of a loss of
                                      securities which is not covered by this
                                      Bond; however, the COMPANY may do so as a
                                      courtesy to the ASSURED and at its sole
                                      discretion.
CONDITIONS AND LIMITATIONS
                                      The ASSURED shall pay the proportion of
Securities Settlement                 the Company's premium charge for the
(continued)                           Company's indemnity as set forth in
                                      Section 10.a., b., and c. No portion of
                                      the LIMIT OF LIABILITY shall be used as
                                      payment of premium for any indemnity
                                      purchased by the ASSURED to obtain
                                      replacement securities.

Subrogation - Assignment -       11.  In the event of a payment under this Bond,
Recovery                              the COMPANY shall be subrogated to all of
                                      the ASSURED'S rights of recovery against
                                      any person or entity to the extent of such
                                      payment. On request, the ASSURED shall
                                      deliver to the COMPANY an assignment of
                                      the ASSURED'S rights, title and interest
                                      and causes of action against any person or
                                      entity to the extent of such payment.

                                      Recoveries, whether effected by the
                                      COMPANY or by the ASSURED, shall be
                                      applied net of the expense of such
                                      recovery in the following order:

                                      a.   first, to the satisfaction of the
                                           ASSURED'S loss which would otherwise
                                           have been paid but for the fact that
                                           it is in excess of the applicable
                                           LIMIT OF LIABILITY,

                                      b.   second, to the COMPANY in
                                           satisfaction of amounts paid in
                                           settlement of the ASSURED'S claim,


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                         Page 16 of 19

(CHUBB LOGO)

                                      c.   third, to the ASSURED in satisfaction
                                           of the applicable DEDUCTIBLE AMOUNT,
                                           and

                                      d.   fourth, to the ASSURED in
                                           satisfaction of any loss suffered by
                                           the ASSURED which was not covered
                                           under this Bond.

                                      Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of                   12.  At the COMPANY'S request and at reasonable
Assured                               times and places designated by the
                                      COMPANY, the ASSURED shall:

                                      a.   submit to examination by the COMPANY
                                           and subscribe to the same under oath,

                                      b.   produce for the COMPANY'S examination
                                           all pertinent records, and

                                      c.   cooperate with the COMPANY in all
                                           matters pertaining to the loss.

                                      The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination                      13.  If the Bond is for a sole ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the acting
                                      party to the affected party and to the
                                      Securities and Exchange Commission,
                                      Washington, D.C., not less than sixty (60)
                                      days prior to the effective date of such
                                      termination.

CONDITIONS AND LIMITATIONS

Termination (continued)               If the Bond is for a joint ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the acting
                                      party to the affected party, and by the
                                      COMPANY to all ASSURED INVESTMENT
                                      COMPANIES and to the Securities and
                                      Exchange Commission, Washington, D.C., not
                                      less than sixty (60) days prior to the
                                      effective date of such termination.

                                      This Bond will terminate as to any one
                                      ASSURED, other than an INVESTMENT COMPANY:

                                      a.   immediately on the taking over of
                                           such ASSURED by a receiver or other
                                           liquidator or by State or Federal
                                           officials, or

                                      b.   immediately on the filing of a
                                           petition under any State or Federal
                                           statute relative to bankruptcy or
                                           reorganization of the ASSURED, or
                                           assignment for the benefit of
                                           creditors of the ASSURED, or

                                      c.   immediately upon such ASSURED ceasing
                                           to exist, whether through merger into
                                           another entity, disposition of all of
                                           its assets or otherwise.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                         Page 17 of 19

(CHUBB LOGO)

                                      The COMPANY shall refund the unearned
                                      premium computed at short rates in
                                      accordance with the standard short rate
                                      cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

                                      If any partner, director, trustee, or
                                      officer or supervisory employee of an
                                      ASSURED not acting in collusion with an
                                      EMPLOYEE learns of any dishonest act
                                      committed by such EMPLOYEE at any time,
                                      whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                                      a.   shall immediately remove such
                                           EMPLOYEE from a position that would
                                           enable such EMPLOYEE to cause the
                                           ASSURED to suffer a loss covered by
                                           this Bond; and

                                      b.   within forty-eight (48) hours of
                                           learning that an EMPLOYEE has
                                           committed any dishonest act, shall
                                           notify the COMPANY, of such action
                                           and provide full particulars of such
                                           dishonest act.

                                      The COMPANY may terminate coverage as
                                      respects any EMPLOYEE sixty (60) days
                                      after written notice is received by each ASSURED INVESTMENT COMPANY and the
                                      Securities and Exchange Commission,
                                      Washington, D.C. of its desire to
                                      terminate this Bond as to such EMPLOYEE.

Other Insurance                  14.  Coverage under this Bond shall apply only
                                      as excess over any valid and collectible
                                      insurance, indemnity or suretyship
                                      obtained by or on behalf of:

                                      a.   the ASSURED,

                                      b.   a TRANSPORTATION COMPANY, or

CONDITIONS AND LIMITATIONS            c.   another entity on whose premises the
                                           loss occurred or which employed the
Other Insurance                            person causing the loss or engaged
(continued)                                the messenger conveying the PROPERTY
                                           involved.

Conformity                       15.  If any limitation within this Bond is
                                      prohibited by any law controlling this
                                      Bond's construction, such limitation shall
                                      be deemed to be amended so as to equal the
                                      minimum period of limitation provided by
                                      such law.

Change or Modification           16.  This Bond or any instrument amending or
                                      affecting this Bond may not be changed or
                                      modified orally. No change in or
                                      modification of this Bond shall be
                                      effective except when made by written
                                      endorsement to this Bond signed by an
                                      authorized representative of the COMPANY.

                                      If this Bond is for a sole ASSURED, no
                                      change or modification which would
                                      adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange
                                      Commission, Washington, D.C., by the
                                      acting party.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                         Page 18 of 19

(CHUBB LOGO)

                                      If this Bond is for a joint ASSURED, no
                                      charge or modification which would
                                      adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT
                                      COMPANIES and to the Securities and
                                      Exchange Commission, Washington, D.C., by the COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 4-98)                                         Page 19 of 19

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                              Endorsement No.: 1

                                                         Bond Number: 8191 03 90

NAME OF INSURED: John Hancock Trust, John Hancock Funds II and John Hancock Funds III

             STOP PAYMENT ORDER OR REFUSAL TO PAY CHEQUE ENDORSEMENT

It is agreed that the attached Bond is amended as follows:

1.   By adding the following Insuring Clause:

     12.  STOP PAYMENT ORDER OR REFUSAL TO PAY CHEQUE

          Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

          a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

          b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.

2. By adding the following exclusions to Conditions and Limitations Section 2., General Exclusions - Applicable to all Insuring Clauses:

     l. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

     m.   loss arising out of:

          (1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

          (2) sickness, disease, physical bodily hard, mental or emotional distress or anguish, or death of any

          (3)  discrimination.

3. The coverage under this endorsement shall be subject to the LIMIT OF LIABILITY as set forth in ITEM 2. of the DECLARATIONS of the attached Bond and the DEDUCTIBLE AMOUNT as set forth in ITEM 2. of the DECLARATIONS of the attached Bond..

     Solely in respect to this endorsement, the COMPANY's total liability for all loss discovered during the BOND PERIOD as set forth in ITEM 1. of the DECLARATIONS of the attached Bond shall not exceed an Aggregate Limit of Liability of $500,000. U.S. This Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this endorsement.


ICAP Bond
Form CE 17-02-5406 (Ed. 10-03)                                       Page 1 of 2

(CHUBB LOGO)

     Upon exhaustion of this Aggregate Limit of Liability by such payments:

     (a) the Company shall have no further liability for loss or losses under this endorsement regardless of when discovered and whether or not previously reported to the Company, and

     (b) the Company shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and upon notice by the COMPANY to the ASSURED that the Aggregate Limit of Liability has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

          The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with Conditions And Limitations, Section 11. In the event that a loss of PROPERTY is settled by the COMPANY through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

4. This Endorsement applies to loss discovered after 12:01 a.m. on April 29, 2006.

          ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED


                                        /s/ Ellen J. Moore
                                        ----------------------------------------
                                        PRESIDENT

                                        May 18, 2006
                                        Date


ICAP Bond
Form CE 17-02-5406 (Ed. 10-03)                                       Page 2 of 2

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                               Endorsement No. 2

                                                         Bond Number: 8191 03 90

NAME OF INSURED: John Hancock Trust, John Hancock Funds II and John Hancock Funds III

                   UNAUTHORIZED SIGNATURE COVERAGE ENDORSEMENT

1. It is agreed that the attached Bond is amended by adding the following Insuring Clause:

     13.  UNAUTHORIZED SIGNATURE COVERAGE

     Loss resulting directly from the ASSURED having accepted, paid or cashed any cheque or withdrawal order made or drawn upon or against the account of the ASSURED's customers which bears the signature or endorsement of a person other than whose name and signature is on file with the ASSURED as a signatory on such account.

     It shall be a condition precedent to coverage under this insuring clause that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

     The coverage under this endorsement shall be subject to the LIMIT OF LIABILITY as set forth in ITEM 2. of the DECLARATIONS of the attached Bond and the DEDUCTIBLE AMOUNT as set forth in ITEM 2. of the DECLARATIONS of the attached Bond..

     Solely in respect to this endorsement, the COMPANY's total liability for all loss discovered during the BOND PERIOD as set forth in ITEM 1. of the DECLARATIONS of the attached Bond shall not exceed an Aggregate Limit of Liability of $1,000,000. U.S. This Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this endorsement.

     Upon exhaustion of this Aggregate Limit of Liability by such payments:

     (c) the Company shall have no further liability for loss or losses under this endorsement regardless of when discovered and whether or not previously reported to the Company, and

     (d) the Company shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and upon notice by the COMPANY to the ASSURED that the Aggregate Limit of Liability has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

     The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with Conditions And Limitations, Section 11. In the event that a loss of PROPERTY is settled by the COMPANY through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

ICAP Bond
Form CE 17-02-5405 (Ed. 10-03)

(CHUBB LOGO)

2. This Endorsement applies to loss discovered after 12:01 a.m. on April 29, 2006.

          ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED


                                        /s/ Ellen J. Moore
                                        ----------------------------------------
                                        PRESIDENT

                                        May 18, 2006
                                        Date

ICAP Bond
Form CE 17-02-5405 (Ed. 10-03)

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                               Endorsement No. 3

                                                         Bond Number: 8191 03 90

NAME OF INSURED: John Hancock Trust, John Hancock Funds II and John Hancock Funds III

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

JOHN HANCOCK TRUST
JOHN HANCOCK FUNDS II
JOHN HANCOCK FUNDS III
500 INDEX FUND
500 INDEX TRUST
ACTIVE BOND TRUST
EMERGING GROWTH TRUST
CLASSIC VALUE TRUST
ALL CAP VALUE TRUST
ALL CAP VALUE TRUST
AMERICAN BOND TRUST
FINANCIAL SERVICES TRUST
CORE BOND TRUST
DYNAMIC GROWTH TRUST
BOND INDEX TRUST
AMER BLUE CHIP & GRTH TRST
GLOBAL ALLOCATION TRUST
ALL CAP CORE TRUST
HEALTH SCIENCES TRUST
CAPITAL APPRECIATION TRUST
EMERGING SMALL CO TRUST
GLOBAL TRUST
ALL CAP GROWTH TRUST
CORE EQUITY TRUST
INT'L EQUITY INDEX TRUST


ICAP Bond
Form 17-02-0949 (Ed. 1-97)                                                Page 1

(CHUBB LOGO)

INCOME & VALUE TRUST
AMERICAN INTERNATIONAL TR
GLOBAL BOND TRUST
AMERICAN GROWTH-INCOME TR
FUNDAMENTAL VALUE TRUST
AMERICAN GROWTH TRUST
GROWTH & INCOME TRUST
HIGH YIELD TRUST
GROWTH & INCOME TRUST II
EQUITY INCOME TRUST
BLUE CHIP GROWTH TRUST
INT'L OPPORTUNITIES
LARGE CAPT TRUST
LARGE CAP VALUE TRUST
INV QUAL BOND TRUST
INT'L SMALL CAP TRUST
LARGE CAP GROWTH TRUST
INT'L STOCK TRUST
INT'L VALUE TRUST
MANAGED TRUST
MID VALUE TRUST
MID CAP CORE TRUST
MID CAP INDEX TRUST
MONEY MARKET TRUST
MID CAP VALUE TRUST
NATURAL RESOURCES TRUST
MID CAP STOCK TRUST
MONEY MARKET PORTFOLIO TR
QUANTITATIVE MID CAP TRUST
PACIFIC RIM TRUST
QUANTITATIVE VALUE TRUST
SHORT TERM BOND TRUST
OVERSEAS EQUITY TRUST
SMALL CAP GROWTH TRUST
QUANTITATIVE ALL CAP TRUST
SCIENCE & TECHNOLOGY TRST


ICAP Bond
Form 17-02-0949 (Ed. 1-97)                                                Page 2

(CHUBB LOGO)

REAL RETURN BOND TRUST
REAL ESTATE SECURITIES TR
STRATEGIC INCOME TRUST
SMALL COMPANY GROWTH TRUST
SMALL COMPANY TRUST
SPECIAL VALUE TRUST
SMALL CAP TRUST
SMALL CAP VALUE TRUST
SMALL CAP INDEX TRUST
SMALL CAP OPPORTUNITIES TR
SPECTRUM INCOME TRUST
SMALL CO VALUE TRUST
STRATEGIC BOND TRUST
VISTA TRUST
UTILITIES TRUST
US HIGH YIELD BOND TRUST
VALUE & RESTRUCTURING
STRATEGIC VALUE TRUST
VALUE TRUST
TOTAL STOCK MKT INDEX TR
US GOVERNMENT SEC TRUST
US GBL LEADERS GRWTH TR
STRATEGIC OPPORTUNITIES TR
US LARGE CAP TRUST
US MULTI SECTOR TRUST
TOTAL RETURN TRUST
LIFESTYLE AGGRESS 1000 TR
LIFESTYLE CONSERV 280 TRST
LIFESTYLE MODERATE 460 TR
LIFESTYLE BALANCED 640 TR
LIFESTYLE GROWTH 820 TRST

LIFESTYLE CONSERVATIVE
LIFESTYLE MODERATE FUND
LIFESTYLE AGGRESSIVE
LIFESTYLE BALANCED FUND


ICAP Bond
Form 17-02-0949 (Ed. 1-97)                                                Page 3

(CHUBB LOGO)

LIFESTYLE GROWTH FUND
500 INDEX
ACTIVE BOND
ALL CAP GROWTH FUND
ALL CAP VALUE FUND
BLUE CHIP GROWTH FUND
CAPITAL APPRECIATION
CORE BOND FUND
CORE EQUITY FUND
EMERGING GROWTH FUND
EMERGING SMALL CO FUND
EQUITY - INCOME FUND
FUNDAMENTAL VALUE FUND
GLOBAL BOND FUND
HIGH YIELD FUND
INTL EQUITY INDEX
INT'L OPPORTUNITIES
INT'L SMALL CAP FUND
INT'L STOCK FUND
INT'L VALUE FUND
INV QUAL BOND FUND
LARGE CAP VALUE FUND
LARGE CAP FUND
MID CAP CORE FUND
MID CAP INDEX
MID CAP STOCK FUND
MID CAP VALUE FUND
NATURAL RESOURCES FUND
QUANTITATIVE MID CAP
QUANTITATIVE VALUE FUND
REAL ESTATE SECURITIES
REAL RETURN BOND FUND
SMALL CAP FUND
SMALL CAP INDEX
SMALL CAP OPPORTUNITIES
SMALL CO VALUE FUND


ICAP Bond
Form 17-02-0949 (Ed. 1-97)                                                Page 4

(CHUBB LOGO)

SMALL COMPANY FUND
SMALL COMPANY GROWTH
SPECIAL VALUE FUND
SPECTRUM INCOME FUND
STRATEGIC BOND FUND
STRATEGIC VALUE FUND
TOTAL RETURN FUND
US GLOBAL LEADERS GRWTH
US GOVT SECURITIES FUND
US HIGH YIELD BOND FUND
US MULTI SECTOR FUND
VALUE & RESTRUCTURING
VISTA FUND

This Endorsement applies to loss discovered after 12:01 a.m. on April 29, 2006.

          ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED


                                        /s/ Ellen J. Moore
                                        ----------------------------------------
                                        PRESIDENT

                                        May 18, 2006
                                        Date


ICAP Bond
Form 17-02-0949 (Ed. 1-97)                                                Page 5

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY

                                                               Endorsement No. 4

                                                         Bond Number: 8191 03 90

NAME OF INSURED: John Hancock Trust, John Hancock Funds II and John Hancock Funds III

                    TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13., Termination, the following:

     "Termination By The Company

     Bonds In Effect For More Than Sixty (60) Days

     If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

     1.   Nonpayment of premium;

     2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

     3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

     4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

     5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

     6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

     7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

     8.   Such other reasons that are approved by the Commissioner;


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                         Page 1 of 3

(CHUBB LOGO)

     9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

     10.  Substantial breaches of contractual duties, conditions or warranties;
          or

     11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

          Bonds In Effect Sixty (60) Days Or Less

          If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

          Notice Of Termination

          Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

          If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

          All notice of cancellation shall state the reason(s) for cancellation.

          There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

          Notice Of Nonrenewal

          If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                         Page 2 of 3

(CHUBB LOGO)

          Such notice shall contain all of the following:

          a.   Bond Number:

          b.   Date of Notice;

          c.   Reason for Cancellation;

          d.   Expiration Date of the Bond;

          e.   Effective Date and Hour of Cancellation.

     Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

     Return Premium Calculations

     Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

     Conditional Renewal

     If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

3. This Endorsement applies to loss discovered after 12:01 a.m. on April 29, 2006.

          ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED


                                        /s/ Ellen J. Moore
                                        ----------------------------------------
                                        PRESIDENT

                                        May 18, 2006
                                        Date


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                         Page 3 of 3

Attachment (ii) - Resolution dated March 30 - 31, 2006

                         ANNUAL REVIEW OF FIDELITY BOND

JOHN HANCOCK TRUST (THE "TRUST")

On motion duly made and seconded, the following resolutions were adopted first by the Trustees of the Trust who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Trust, and then by all the Trustees:

WHEREAS, the officers of the Trust have applied for fidelity bond coverage (the "Joint Fidelity Bond") for the Trust, John Hancock Funds II ("JHF II") and John Hancock Funds III ("JHF III") for the period April 29, 2006 to April 29, 2007 as noted in the attached Financial Institution Bond report; it is

RESOLVED, that in view of the type and terms of the Custodian Agreement with State Street Bank and Trust Company, providing for custody of the Trust's securities and similar investments, the value of the assets of the Trust to which any person may have access, the nature of the securities in the Trust's portfolio, the minimum bonding requirements of paragraph (d) of Rule 17g-1 under the 1940 Act, the number of other parties named as insured and nature of their business activities, the amount of the bond, the amount of the premium for the bond, the ratable allocation of the premium among the portfolios of the Trust named as insureds, and the extent to which the share of the premium allocated to a portfolio is less than the portfolio would have to pay if it had provided and maintained a single insured bond, the Trustees hereby determine that the Joint Fidelity Bond, as presented at this meeting, be, and hereby is, approved as to form, amount, type and coverage and as to the portion of the premium to be paid by each portfolio of the Trust as described below;

FURTHER RESOLVED, that the portion of the premiums for the Joint Fidelity Bond allocated to each portfolio of the Trust shall be determined at the time of or with respect to each premium payment pursuant to the following formula:

The aggregate premium for the Joint Policies for the period April 29, 2006 to April 29, 2007 shall be allocated (i) 65% to the Trust and (ii) 35% to JHF II and JHF III;

The premium allocated to the Trust shall be allocated to each portfolio of the Trust in the same proportion as the net assets of the portfolio bear to the total net assets of the Trust.

FURTHER RESOLVED, that the President, Chief Financial Officer and Treasurer of the Trust be, and each of them hereby is, authorized and directed to execute any other documents relating to the fidelity bond;

FURTHER RESOLVED, that the Secretary and each Assistant Secretary of the Trust be, and hereby are, authorized to make the filings and give notices required by Rule 17g-1(g) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Trust look at the assets under management and apply for increases in coverage in accordance with the levels of coverage detailed in paragraph (d) of Rule 17g-1 and report to the Trustees at each regularly scheduled meeting of the Trustees.

JOHN HANCOCK FUNDS II ("JHF II")

JOHN HANCOCK FUNDS III ("JHF III")

On motion duly made and seconded, the following resolutions were adopted first by the Trustees of JHF II and JHF III who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of JHF II and JHF III, and then by all the Trustees:

WHEREAS, the officers of the Trust have applied for fidelity bond coverage (the "Joint Fidelity Bond") for JHF II, JHF III and John Hancock Trust ("JHT") for the period April 29, 2006 to April 29, 2007 as noted in the attached Financial Institution Bond report; it is

RESOLVED, that in view of the type and terms of the Custodian Agreement with State Street Bank and Trust Company, providing for custody of JHF II's and JHF III's securities and similar investments, the value of the assets of JHF II and JHF III to which any person may have access, the nature of the securities in the JHF II's and JHF III's portfolio, the minimum bonding requirements of paragraph
(d) of Rule 17g-1 under the 1940 Act, the number of other parties named as insured and nature of their business activities, the amount of the bond, the amount of the premium for the bond, the ratable allocation of the premium among the funds of the JHF II and JHF III named as insureds, and the extent to which the share of the premium allocated to a fund is less than the fund would have to pay if it had provided and maintained a single insured bond, the Trustees hereby determine that the Joint Fidelity Bond, as presented at this meeting, be, and is hereby, approved as to form, amount, type and coverage and as to the portion of the premium to be paid by each fund of JHF II and JHF III as set forth below;

FURTHER RESOLVED, that the portion of the premiums for the Joint Fidelity Bond allocated to each portfolio of JHF II and JHF II shall be determined at the time of or with respect to each premium payment pursuant to the following formula:

The aggregate premium for the Joint Policies for the period April 29, 2006 to April 29, 2007 shall be allocated (i) 65% to the Trust and (ii) 35% to JHF II and JHF III;

The premium allocated to JHF II and JHF III shall be allocated to each of JHF II and JHF III in the same proportion as the net assets of each bear to the total net assets of JHF II and JHF III; and

The premium allocated to JHF II shall be allocated to each of its portfolios in the same proportion as the net assets of the portfolio bear to the total net assets of JHF II.

The premium allocated to JHF III shall be allocated to each of its portfolios in the same proportion as the net assets of the portfolio bear to the total net assets of JHF III.

FURTHER RESOLVED, that the President, Chief Financial Officer and Treasurer of JHF II and JHF III be, and each of them hereby is, authorized and directed to execute any other documents relating to the fidelity bond;

FURTHER RESOLVED, that the Secretary and the Assistant Secretary of JHF II and JHF III be, and hereby are, authorized to make the filings and give notices required by Rule 17g-1(g) under the 1940 Act; and

FURTHER RESOLVED, that the officers of JHF II and JHF III look at the assets under management and apply for increases in coverage in accordance with the levels of coverage detailed in paragraph (d) of Rule 17g-1 and report to the Trustees at each regularly scheduled meeting of the Trustees.

Attachment (iii) - Agreement Relating to Joint Insured Bond

                    AGREEMENT RELATING TO JOINT INSURED BOND

WHEREAS, each of the parties hereto is a named insured under a "joint insured bond," as that term is defined in Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"); and

WHEREAS, Rule 17g-1(f) under the 1940 Act requires an agreement between all the named insureds under a joint insured bond;

NOW, THEREFORE, the parties hereto hereby agree as follows:

In the event recovery is received under the joint insured bond as a result of a loss sustained by any two or more of the named insureds, each insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided (d)(1) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by the undersigned thereunto duly authorized on October 14, 2005.

JOHN HANCOCK TRUST
ON BEHALF OF EACH OF ITS SERIES


By: /s/ Keith Hartstein
    ---------------------------------
    Keith Hartstein, President


JOHN HANCOCK FUNDS II
ON BEHALF OF EACH OF ITS SERIES


By: /s/ John Vrysen
    ---------------------------------
    John Vrysen,
    Chief Financial Officer


JOHN HANCOCK FUNDS III
ON BEHALF OF EACH OF ITS SERIES


By: /s/ Gordon Shone
    ---------------------------------
    Gordon Shone, Treasurer

Attachment (iv) - Statement of amount Trust would have maintained as a single insured and Statement of period premiums covered

If the investment company had not been named as an insured under this joint insured bond, it would have provided and maintained a single bond in the amount of at least $2,500,000.

Premiums have been paid for the following period: April 29, 2006 to April 29,
2007